UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
		Washington , D.C. 20549

		SCHEDULE13G
	Under the Securities Exchange Act of 1934
	(Amendment No. _  16_	)*

	      SOUTHERLY HOTEL INC
		(Name of Issuer)

		REIT - Common Stock
	(Title of Class of Securities)

		83600C103
	      (CUSIP Number)

	410 WEST FRANCIS STREET WILLIAMSBURG, VA 23185
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

		4/7/2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
		[ ] Rule 13d-1(b)
		[X] Rule 13d-1(c)
		[ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent a mendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however , see the Notes).

CUSIP No. 83600C103

I.	NAMES OF REPORTING PERSONS
	Cygnus Capital, Inc.

	I.R.S. IDEN TI FICATION NOS . OF ABOVE PERSONS (ENTITIES ONLY)
	62-1758632
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	Wyoming


	NUMBER OF
	SHARES
	BENEFICIALLY
	OWNED BY
	EACH
	REPORTING
	PERSON WITH


5.	SOLE VOTING POWER
	654,602


6.	SHARED VOTING POWER
	0

7.	SOLE DISPOSITIVE POWER
	654,602


8.	SHARED DISPOSITIVE POWER


9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	654,602
I0.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(see instructions)  N/A

11 .	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.314%

1 2.	TYPE OF REPORTING PERSON (see instructions)
	CO

CUSIP No. 83600C103


Item 1.

(a)	Name of Issuer:
	SOUTHERLY HOTELS INC.

(b)	Address of Issuer's Principal
	Executive Offices:

	410 WEST FRANCIS STREET
	WILLIAMSBURG, va 23185


Item 2.

(a)	Name of Person Filing:
	Cygnus Capital, Inc.

(b)	Address of the Principal Office or,
	if none, residence:
	3060 Peachtree  Road NW, Suite 1080
	Atlanta, GA 30305

(c)	Citizenship:
	USA

(d)	Title of Class of Securities:
	REIT - Common Stock

(e)	CUSIP Number
	83600C103



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c) ,
 	check whether the person
	filing is a:

(a)	[ ]	Broker or dealer
		registered under section
		1 5 of the Act ( 1 5 U.S.C. 780).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act ( 1 5 U.S.C. 78c).
(c)	[ ]	Insurance company
		as defined in
		section 3(a)( 1 9) of the
		Act ( 1 5 U.S.C. 78c).
(d)	[ ]	Investment company registered
		under section 8 of the Investment
		Company Act of 1940 ( 1 5 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in
		accordance with *240.1 3d- l(b  )( l )(ii )( E):
(f)	[ ]	An employee benefit plan or endowment
		fund in accordance with 240.1 3d- I (b)( I )(ii)(F):
(g)	[ ] 	A parent holding company or
		control person in accordance with
		240. I 3d- l (b)( I )(ii)(G):
(h)     [ ]	A savings associations as detined
		in Section 3(b) of the Federa l Deposit
		Insurance Act (1 2 U.S.C. 1 81 3):
(i)	[ ]	A church plan that is excluded
		from the definition of an investment
		company under section 3(c)( I)  of the
		Investment Company Act of 1940
		 ( 1 5 U.S.C. 80a-3):
(j)	[ ]	Group, in accordance with 240. I 3d- I (b)( I )(ii )(J) .


Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.




(a) Amount beneficially owned: 654,602

(b) Percentage of class: 4.314%

(c) Number of shares as to which the person has: 654,602
	(i) Sole power to vote or to direct the vote
		0
	(ii) Shared power to vote or to direct the vote
		0
	(iii) Sole power to dispose or direct the disposition of:
	     654,602
	(iv) Shared power to dispose or to direct the disposition of:
		0



Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
	No


Item 7. Identification and Classification of the
	Subsidiary Which Acquired the Security Being Reported on
	By the Parent Holding Company. N/A


Item 8. Identification and Classification of Members of the Group. N/A


Item 9. Notice of Dissolution of Group. N/A



Item 10. Certification.

(a)	The following certitication shall be included i f't he
	stat ement  is fi led pur suant  to   240. 1 3d- l (b) :
	By signi ng be low I cert i tY that. lo the best of m y
	knowledge and beli ef. th e secur ities referred to abo ve we re acquired and are held in th e ordinary co urse of busi ness and
	were not acquired and are not held for the purp ose of or with th e
	effect of changi ng or i n flu enci ng the cont rol of the issuer
	of the secur i t ies and were not acqu i red and are not held in
	conn ection wi th or as a partici pant  in any tran sact ion havi ng
	that purpose or effec t.
(b)	The followi ng certification shall be i nclud ed if
	th e statement is fi led pur suant to 240. 1 3d- l (c):
	By signi ng below I cert il )' that. lo th e best ofmy knowledge and belief. the secur i ties referred to above were not acqu i red and are not held for th e purp ose of or with the effect of changi ng or i nflu encin g the control of th e iss uer of the secur i ties and were not acquir ed and are not held in connection
	 wi th or as a partici pant in any transaction havin g that purpo se or effect.


CUSIP No. 83600C103



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 4/7/2021

Signature: /s/Christopher Swann

Name/Title: Christopher Swann - CEO